Exhibit 99.1

CERTAIN INFORMATION REQUIRED BY FORM 20-F, GIVING RETROSPECTIVE EFFECT TO CERTAIN CHANGES IN THE OPERATING SEGMENTS

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

EXPLANATORY NOTE

We are filing this report on Form 6-K to give retrospective effect to certain changes in our operating segments that became effective during the first quarter of 2021 and present the resulting recast financial information by operating segment as of and for the years ended December 31, 2020, 2019 and 2018.

In particular, during the first quarter of 2021, we changed the reporting structure of the BBVA Group’s operating segments compared with that presented as of December 31, 2020, mainly as a consequence of the elimination of the United States operating segment as a result of the expected closing of the sale of 100% of the share capital in BBVA’s subsidiary BBVA USA Bancshares, Inc., which in turn owns 100% of the share capital in BBVA USA, under the sale agreement entered into between BBVA and The PNC Financial Services Group, Inc. (the “USA Sale”)  (see Note 3 to our Consolidated Financial Statements (as defined herein)). The USA Sale was completed on June 1, 2021. In addition, we have created a new segment called “Rest of Business” which includes the business previously included in our “Rest of Eurasia” segment (which has been eliminated) and BBVA Group´s remaining business in the United States (which was excluded from the scope of the USA Sale), except for the Group’s stake in the venture capital fund Propel Venture Partners (which has been reallocated to our Corporate Center). Additionally, certain balance sheet intra-group adjustments between the Corporate Center and the operating segments have been allocated to the corresponding operating segments as of December 31, 2020, 2019 and 2018. Further, certain expenses related to global projects and activities between the Corporate Center and the operating segments have been reallocated for the years ended December 31, 2020, 2019 and 2018. In order to show the historical results of our operating segments based on our new operating segment structure, we have recast our segment financial information as of and for the years ended December 31, 2020, 2019 and 2018.

In addition, “Total equity” of the operating segments includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of, as had previously been used, economic capital. As a result thereof, previously reported total equity by operating segment in our annual report on Form 20-F for the year ended December 31, 2020 (the “2020 Form 20-F”) has been restated.

Further, there has been a change in the management operating segment reporting criteria that affects the information presented in “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment” of our 2020 Form 20-F.  Such change relates to the treatment of the net capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A. (which amounted to €304 million, net of taxes). In particular, information relating to our Corporate Center for 2020 included in “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment” of this report on Form 6-K has been presented under management criteria pursuant to which such net capital gain has been recorded under “Profit / (loss) from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”.

In this report on Form 6-K we have included recast financial information as of and for the years ended December 31, 2020, 2019 and 2018 and related disclosure that was materially impacted by the changes described above. This report does not, and does not purport to, recast or update the information in any other part of our 2020 Form 20-F or reflect any events that have occurred after the 2020 Form 20-F was filed on February 26, 2021. The filing of this report should not be understood to mean that any other statements contained in the 2020 Form 20-F are true and complete as of any date subsequent to February 26, 2021. This 6-K should be read in conjunction with the 2020 Form 20-F and our other filings with the SEC.

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•           “BBVA”, the “Bank”, the “Company”, the “Group”, the “BBVA Group” or first person personal pronouns, such as “we”, “us”, or “our”, mean Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•           “BBVA Mexico” means Grupo Financiero BBVA Bancomer, S.A. de C.V. and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•           “Consolidated Financial Statements”  means our recast audited consolidated financial statements as of and for the years ended December 31, 2020, 2019 and 2018, prepared in compliance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) and in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2017 (as defined in the 2020 Form 20-F). The Consolidated Financial Statements are included as Exhibit 99.2 to this report on Form 6-K.

•           “Garanti BBVA” means Türkiye Garanti Bankası A.Ş., and its consolidated subsidiaries, unless otherwise indicated or the context otherwise requires.

•           “Latin America” refers to Mexico and the countries in which we operate in South America and Central America.

In this report, “$”, “U.S. dollars”, and “dollars” refer to United States Dollars and “€” and “euro” refer to Euro.

Capitalized terms used and not defined herein have the meanings assigned to them in the 2020 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

There are no changes derived from the recast described in the introductory explanatory note.

PRESENTATION OF FINANCIAL INFORMATION

Except as described in the “Explanatory Note”, there are no material changes derived from the recast described in such introductory explanatory note.

PART I

ITEM 1.      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

       There are no changes derived from the recast described in the introductory explanatory note.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 3.      KEY INFORMATION

There are no material changes derived from the recast described in the introductory explanatory note.

ITEM 4.       INFORMATION ON THE COMPANY

A.    History and Development of the Company

There are no changes derived from the recast described in the introductory explanatory note.

B.  Business Overview

Except as described below, there are no material  changes derived from the recast described in the introductory explanatory note.

Operating Segments

Set forth below are the Group’s current five operating segments:

•       Spain;

•       Mexico;

•       Turkey;

•       South America; and

•       Rest of Business.

In addition to the operating segments referred to above, the Group has a Corporate Center which includes those items that have not been allocated to an operating segment. It includes the Group’s general management functions, including costs  from central units that have a strictly corporate function; management of structural exchange rate positions carried out by the Financial Planning unit; certain proprietary portfolios; certain tax assets and liabilities; certain provisions related to commitments with employees; and goodwill and other intangibles, as well as the financing of such asset portfolios. It also includes the results of the Group´s stake in the venture capital fund Propel Venture Partners (which was previously part of our former United States segment). Additionally, the results obtained by the Group's businesses in the United States included within the scope of the aforementioned agreement with The PNC Financial Services Group, Inc. through the date of closing of the USA Sale have been presented in a single line under the heading "Profit (loss) after tax from discontinued operations" in the income statement of the Corporate Center. BBVA’s 20% stake in Divarian is also included in the Corporate Center.

The breakdown of the Group’s total assets by each of BBVA’s operating segments and the Corporate Center as of December 31, 2020, 2019 and 2018 was as follows:

	As of December 31,
	2020	2019	2018
	(In Millions of Euros)
Spain	410,409	369,943	360,041
Mexico	110,236	109,087	97,428
Turkey	59,585	64,416	66,250
South America	55,436	54,996	54,373
Rest of Business	35,172	32,891	27,826
Subtotal Assets by Operating Segment	670,839	631,334	605,918
Corporate Center and Adjustments	65,336	66,403	69,758
Total Assets BBVA Group	736,176	697,737	675,675

The following table sets forth information relating to the profit (loss) attributable to parent company for each of BBVA’s operating segments and the Corporate Center for the years ended December 31, 2020, 2019 and 2018. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment” in this report on Form 6-K.

	Profit/(Loss) Attributable to Parent Company			% of Profit/(Loss) Attributable to Parent Company
	For the Year Ended December 31,
	2020	2019	2018	2020	2019	2018
	(In Millions of Euros)			(In Percentage)
Spain	652	1,436	1,450	18	26	28
Mexico	1,761	2,698	2,367	48	49	46
Turkey	563	506	567	15	9	11
South America	446	721	578	12	13	11
Rest of Business	222	184	150	6	3	3
Subtotal operating segments	3,644	5,544	5,111	100	100	100
Corporate Center	(2,339)	(2,032)	289
Profit attributable to parent company	1,305	3,512	5,400

The following table sets forth certain summarized information relating to the income of each operating segment and the Corporate Center for the years ended December 31, 2020, 2019 and 2018. Such information is presented under management criteria. For information on the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Total (1)
		(In Millions of Euros)
2020
Net interest income	3,566	5,415	2,783	2,701	291	(164)	14,592
Gross income	5,567	7,025	3,573	3,225	839	(63)	20,166
Net margin before provisions (2)	2,528	4,680	2,544	1,853	372	(898)	11,079
Operating profit/(loss) before tax	823	2,475	1,522	896	280	(1,183)	4,813
Profit /(loss) attributable to parent company	652	1,761	563	446	222	(2,339)	1,305
2019
Net interest income	3,585	6,209	2,814	3,196	236	(252)	15,789
Gross income	5,674	8,034	3,590	3,850	728	(353)	21,522
Net margin before provisions (2)	2,420	5,383	2,375	2,276	249	(1,336)	11,368
Operating profit/(loss) before tax	1,896	3,690	1,341	1,396	222	(1,499)	7,046
Profit /(loss) attributable to parent company	1,436	2,698	506	721	184	(2,032)	3,512
2018
Net interest income	3,636	5,568	3,135	3,009	224	(287)	15,285
Gross income	5,906	7,193	3,901	3,701	666	(430)	20,936
Net margin before provisions (2)	2,572	4,800	2,654	1,992	195	(1,330)	10,883
Operating profit/(loss) before tax	1,859	3,269	1,444	1,288	207	(1,368)	6,699
Profit /(loss) attributable to parent company	1,450	2,367	567	578	150	289	5,400

(1)      For information on the reconciliation of the income statement of our operating segments and Corporate Center to the consolidated income statement of the Group, see “Item 5. Operating and Financial Review and Prospects—Operating Results—Results of Operations by Operating Segment”.

(2)      “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The following tables set forth information relating to the balance sheet of our operating segments and the Group Corporate Center and adjustments as of December 31, 2020, 2019 and 2018:

As of December 31, 2020

	Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
			(In Millions of Euros)
Total Assets	410,409	110,236	59,585	55,436	35,172	670,839	65,336
Cash, cash balances at central banks and other demand deposits	38,356	9,161	5,477	7,127	6,121	66,243	(723)
Financial assets designated at fair value (2)	137,969	36,360	5,332	7,329	1,470	188,459	(4,447)
Financial assets at amortized cost	198,173	59,819	46,705	38,549	27,213	370,460	(2,792)
Loans and advances to customers	167,998	50,002	37,295	33,615	24,015	312,926	(1,779)
Of which:
Residential mortgages	71,530	9,890	2,349	6,252	1,436	91,457
Consumer finance	11,820	7,025	5,626	6,773	497	31,740
Loans	5,859	1,629	630	974	183	9,274
Credit cards	2,087	4,682	3,259	2,008	7	12,043
Loans to enterprises	61,748	22,549	24,597	16,392	21,121	146,408
Loans to public sector	12,468	4,670	178	1,319	794	19,429
Total Liabilities	397,103	103,529	53,415	50,660	32,133	636,841	49,315
Financial liabilities held for trading and designated at fair value through profit or loss	73,921	23,801	2,336	1,326	849	102,233	(5,695)
Financial liabilities at amortized cost - Customer deposits	206,428	54,052	39,353	36,874	9,333	346,040	(3,379)
Of which:
Demand and savings deposits	174,789	43,483	20,075	25,832	3,657	267,837
Time deposits	31,019	10,444	19,270	11,042	5,676	77,452
Total Equity (3)	13,306	6,707	6,170	4,776	3,039	33,999	16,021
Assets under management	62,707	22,524	3,425	13,722	569	102,947
Mutual funds	38,434	20,660	1,087	4,687	-	64,869
Pension funds	24,273	-	2,337	9,035	569	36,215
Other placements	-	1,863	-	-	-	1,863

(1)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information” included in the 2020 Form 20-F and included in this report on Form 6-K).

(2)      Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

(3)      “Total equity” includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of economic capital, as had previously been used. As a result thereof, previously reported total equity by operating segment in our 2020 Form 20-F has been restated.

As of December 31, 2019

Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
(In Millions of Euros)

Total Assets	369,943	109,087	64,416	54,996	32,891	631,334	66,403
Cash, cash balances at central banks and other demand deposits	15,898	6,492	5,486	8,601	2,853	39,330	4,973
Financial assets designated at fair value (2)	121,890	31,402	5,268	6,120	796	165,476	4,213
Financial assets at amortized cost	195,258	66,180	51,285	37,869	28,881	379,473	59,688
Loans and advances to customers	167,332	58,081	40,500	35,701	26,143	327,757	54,603
Of which:
Residential mortgages	73,871	10,786	2,928	7,168	1,624	96,377
Consumer finance	11,390	8,683	5,603	7,573	453	33,703
Loans	5,586	1,802	635	1,074	195	9,293
Credit cards	2,213	5,748	3,837	2,239	8	14,046
Loans to enterprises	57,194	24,778	26,552	16,251	23,089	147,864
Loans to public sector	13,886	6,819	107	1,368	724	22,904
Total Liabilities	356,944	101,980	57,584	49,596	29,947	596,052	46,759
Financial liabilities held for trading and designated at fair value through profit or loss	77,731	21,784	2,184	1,860	220	103,779	(5,089)
Financial liabilities at amortized cost - Customer deposits	182,370	55,934	41,335	36,104	8,603	324,346	59,873
Of which:
Demand and savings deposits	150,917	43,015	15,737	22,665	3,577	235,911
Time deposits	31,453	12,395	25,587	13,439	5,027	87,901
Total Equity (3)	12,999	7,107	6,832	5,400	2,944	35,281	19,644
Assets under management	66,068	24,464	3,906	12,864	500	107,803
Mutual funds	41,390	21,929	1,460	3,860	-	68,639
Pension funds	24,678	-	2,446	9,005	500	36,630
Other placements	-	2,534	-	-	-	2,534

(1)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information” included in the 2020 Form 20-F and included in this report on Form 6-K).

(2)      Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

(3)      “Total equity” includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of economic capital, as had previously been used. As a result thereof, previously reported total equity by operating segment in our 2020 Form 20-F has been restated.

As of December 31, 2018

Spain	Mexico	Turkey	South America	Rest of Business	Total Operating Segments	Corporate Center and Adjustments (1)
(In Millions of Euros)

Total Assets	360,041	97,428	66,250	54,373	27,826	605,918	69,758
Cash, cash balances at central banks and other demand deposits	28,545	8,274	7,853	8,987	2,733	56,391	1,805
Financial assets designated at fair value (2)	106,307	26,022	5,506	5,634	600	144,070	7,820
Financial assets at amortized cost	195,457	57,709	50,315	36,649	22,046	362,175	57,485
Loans and advances to customers	170,427	51,101	41,478	34,469	20,755	318,231	55,796
Of which:
Residential mortgages	76,388	9,197	3,530	6,629	1,829	97,572
Consumer finance	9,665	7,347	5,265	6,900	410	29,588
Loans	5,564	2,094	570	955	205	9,388
Credit cards	2,083	4,798	3,880	2,058	10	12,829
Loans to enterprises	57,306	22,552	27,657	16,897	17,803	142,215
Loans to public sector	15,379	5,726	95	1,078	445	22,724
Total Liabilities	347,131	90,869	59,172	49,186	25,364	571,721	51,080
Financial liabilities held for trading and designated at fair value through profit or loss	70,020	18,028	1,852	1,357	147	91,403	(4,649)
Financial liabilities at amortized cost - Customer deposits	183,413	50,530	39,905	35,842	8,049	317,738	58,232
Of which:
Demand and savings deposits	142,912	38,167	12,530	23,195	3,805	220,608
Time deposits	40,072	11,593	27,367	12,817	4,244	96,094
Total Equity (3)	12,910	6,559	7,078	5,188	2,461	34,196	18,678
Assets under management	62,559	20,647	2,894	11,662	388	98,150
Mutual funds	39,250	17,733	669	3,741	-	61,393
Pension funds	23,274	-	2,225	7,921	388	33,807
Other placements	35	2,914	-	-	-	2,949

(1)      Includes balance sheet intra-group adjustments between the Corporate Center and the operating segments (see “Presentation of Financial Information” included in the 2020 Form 20-F and included in this report on Form 6-K).

(2)      Financial assets designated at fair value includes: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”.

(3)      “Total equity” includes adjustments due to changes in the capital allocation model that reflect the new methodology used to allocate capital by operating segment based on regulatory capital instead of economic capital, as had previously been used. As a result thereof, previously reported total equity by operating segment in our 2020 Form 20-F has been restated.

Spain

This operating segment includes all of BBVA’s banking and non-banking businesses in Spain, other than those included in the Corporate Center. The primary business units included in this operating segment are:

•           Spanish Retail Network: including individual customers, private banking, small companies and businesses in the domestic market;

•           Corporate and Business Banking: which manages small and medium sized enterprises (“SMEs”), companies and corporations and public institutions;

•           Corporate and Investment Banking: responsible for business with large corporations and multinational groups and the trading floor and distribution business in Spain; and

•           Other units: which includes the insurance business unit in Spain (BBVA Seguros) as well as the Group’s shareholding in the bancassurance joint venture with Allianz, Compañía de Seguros y Reaseguros, S.A. (see “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020” in our 2020 Form 20-F), the Asset Management unit (which manages Spanish mutual funds and pension funds), lending to real estate developers and foreclosed real estate assets in Spain, as well as certain proprietary portfolios and certain funding and structural interest-rate positions of the euro balance sheet which are not included in the Corporate Center.

Cash, cash balances at central banks and other demand deposits amounted to €38,356 million as of December 31, 2020 compared with the €15,898 million recorded as of December 31, 2019, mainly due to an increase in cash held at the Bank of Spain, with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) amounted to €137,969 million as of December 31, 2020, a 13.2% increase from the €121,890 million recorded as of December 31, 2019, mainly as a result of the increase in trading derivatives recorded under “Financial assets held for trading” due to the positive impact of changes in exchange rates on foreign currency positions and the increase in sovereign debt securities recorded under the “Financial assets at fair value through other comprehensive income”.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €198,173 million, a 1.5% increase compared with the €195,258 million recorded as of December 31, 2019. Within this heading, loans and advances to customers amounted to €167,998 million as of December 31, 2020, an increase of 0.4% from the €167,332 million recorded as of December 31, 2019, mainly as a result of the increase in SMEs and corporate banking credit on the back of the measures implemented by the Spanish government in light of the COVID-19 pandemic, and increased drawdowns under credit facilities especially in the first quarter, partially offset by the decrease in mortgage loans.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2020 amounted to €73,921 million, a 4.9% decrease compared with the €77,731 million recorded as of December 31, 2019, mainly due to a decrease in deposits from credit institutions, partially offset by the positive impact of changes in exchange rate derivatives on foreign currency positions.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €206,428 million, a 13.2% increase compared with the €182,370 million recorded as of December 31, 2019 mainly due to the increase in demand deposits within the retail portfolio, as a result of the shift from consumption to savings due to the COVID-19 pandemic.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2020 amounted to €62,707 million, a 5.1% decrease compared with the €66,068 million as of December 31, 2019, mainly due to the increased volatility and decline in market prices during the period and the resulting shift towards deposits.

This operating segment’s non-performing loan ratio decreased to 4.3% as of December 31, 2020 from 4.4% as of December 31, 2019, mainly as a result of the increase in retail, SMEs and corporate banking credit facilities on the back of the measures implemented by the Spanish government in light of the COVID-19 pandemic, as well as the temporary moratoria and other relief measures adopted to address the effects thereof. This operating segment’s non-performing loan coverage ratio increased to 67% as of December 31, 2020 from 60% as of December 31, 2019, as a result mainly of higher loss allowances made in response to the COVID-19 pandemic.

Mexico

The Mexico operating segment includes the banking and insurance businesses conducted in Mexico by BBVA Mexico. It also includes BBVA Mexico’s branch in Houston.

The Mexican peso depreciated 13.1% against the euro as of December 31, 2020 compared with December 31, 2019, adversely affecting the business activity of the Mexico operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”  in our 2020 Form 20-F.

Cash, cash balances at central banks and other demand deposits amounted to €9,161 million as of December 31, 2020 compared with the €6,492 million recorded as of December 31, 2019, mainly due to an increase in cash and cash equivalents held at BANXICO (as defined herein), with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic, offset in part by the depreciation of the Mexican peso against the euro. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €36,360 million, a 15.8% increase from the €31,402 million recorded as of December 31, 2019, mainly due to an increase in sovereign debt securities, offset in part by the depreciation of the Mexican peso against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €59,819 million, a 9.6% decrease compared with the €66,180  million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €50,002 million, a 13.9% decrease compared with the €58,081  million recorded as of December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in corporate loans and retail portfolios (mainly residential mortgages and consumer finance), due to the adverse effect of the COVID-19 pandemic. These effects were partially offset by the partial recovery of mortgage loans in the second half of 2020.

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2020 amounted to €23,801 million, a 9.3% increase compared with the €21,784  million recorded as of December 31, 2019, mainly as a result of increases in government agency debt securities, offset in part by the depreciation of the Mexican peso against the euro.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €54,052 million, a 3.4% decrease compared with the €55,934  million recorded as of December 31, 2019, primarily due to the depreciation of the Mexican peso against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Other placements”) as of December 31, 2020 amounted to €22,524 million, a 7.9% decrease compared with the €24,464  million as of December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by the shift towards higher profitability investments such as private banking.

This operating segment’s non-performing loan ratio increased to 3.3% as of December 31, 2020 from 2.4% as of December 31, 2019, mainly due to the increase in non-performing loans from the retail portfolio during the fourth quarter of 2020, following the lifting of the moratoria measures adopted in response to the COVID-19 pandemic. This operating segment’s non-performing loan coverage ratio decreased to 122% as of December 31, 2020 from 136% as of December 31, 2019.

Turkey

This operating segment comprises the activities carried out by Garanti BBVA as an integrated financial services group operating in every segment of the banking sector in Turkey, including corporate, commercial, SME, payment systems, retail, private and investment banking, together with its subsidiaries in pension and life insurance, leasing, factoring, brokerage and asset management, as well as its international subsidiaries in the Netherlands and Romania.

The Turkish lira depreciated 26.7% against the euro as of December 31, 2020 compared to December 31, 2019, adversely affecting the business activity of the Turkey operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates”  in our 2020 Form 20-F.

Cash, cash balances at central banks and other demand deposits amounted to €5,477 million as of December 31, 2020, a 0.2% decrease compared with the €5,486 million recorded as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro. At constant exchange rates, there was an increase in cash, cash balances at central banks and other demand deposits as a result of the increase in cash and cash equivalents held at the Central Bank of the Republic of Turkey, with a view to reinforcing the Group’s cash position in light of the COVID-19 pandemic. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F for certain information on the impact of the COVID-19 pandemic on the Group.

Financial assets designated at fair value of this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €5,332 million, a 1.2% increase from the €5,268 million recorded as of December 31, 2019, mainly as a result of the increase in Turkish lira-denominated corporate banking loans as a result of the recently launched CGF-Credit Guarantee Fund, which is intended to support SMEs and entrepreneurs and pursuant to which loans are provided with Turkish Treasury-backed credit guarantees, partially offset by the depreciation of the Turkish lira against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €46,705 million, an 8.9% decrease compared with the €51,285  million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €37,295  million, a 7.9% decrease compared with the €40,500  million recorded as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro, offset, in part, by the increase (in local currency) in loans denominated in Turkish lira and increases in the commercial portfolio and in consumer loans (supported by the General Purpose Loans program adopted by the Turkish government, which intends to mitigate the effects of the COVID-19 pandemic).

Financial liabilities held for trading and designated at fair value through profit or loss of this operating segment as of December 31, 2020 amounted to €2,336 million, a 7.0% increase compared with the €2,184 million recorded as of December 31, 2019, mainly due to the increase in derivatives within the trading portfolio, partially offset by the depreciation of the Turkish lira.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €39,353 million, a 4.8% decrease compared with the €41,335  million recorded as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro, partially offset by the increase in demand deposits and increasing demand for gold deposits.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2020 amounted to €3,425 million, a 12.3% decrease compared with the €3,906  million as of December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro, partially offset by increases in pension funds (in local currency).

The non-performing loan ratio of this operating segment decreased to 6.6% as of December 31, 2020 from 7.0% as of December 31, 2019, as a result of the increase in loans denominated in Turkish lira, increases in the commercial portfolio and in consumer loans (in local currency) and, to a lesser extent, increases in write offs in the fourth quarter of 2020. This operating segment’s non-performing loan coverage ratio increased to 80% as of December 31, 2020 from 75% as of December 31, 2019, mainly due to higher loss allowances made in response to the COVID-19 pandemic and, to a lesser extent, certain specific clients in the commercial portfolio.

South America

The South America operating segment includes the Group’s banking and insurance businesses in the region.

The main business units included in the South America operating segment are:

•           Retail and Corporate Banking: includes banks in Argentina, Colombia, Peru, Uruguay and Venezuela.

•           Insurance: includes insurance businesses in Argentina, Colombia and Venezuela.

The sale of BBVA Paraguay closed in January 2021. See “ Item 4. Information on the Company—History and Development of the Company—Capital Divestitures—2019” in our 2020 Form 20-F.

As of December 31, 2020, the Argentine peso, the Colombian peso and the Peruvian sol depreciated against the euro compared to December 31, 2019, by 34.8%, 12.6% and 16.3%, respectively. Changes in exchanges rates have adversely affected the business activity of the South America operating segment as of December 31, 2020 expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2020 Form 20-F.

As of and for the years ended December 31, 2020 and 2019, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies— Hyperinflationary economies” in our 2020 Form 20-F).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €7,329 million, a 19.7% increase compared with the €6,120  million recorded as of December 31, 2019, attributable in part to the increase in the fair value of debt securities issued by the Peruvian government held by the segment and increases in purchases of debt securities issued by the Central Bank of the Argentine Republic (BCRA) in Argentina in connection to the COVID-19 pandemic and held by the segment. The increase was offset in part by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €38,549 million, a 1.8% increase compared with the €37,869  million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €33,615  million, a 5.8% decrease compared with the €35,701  million recorded as of December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro, partially offset by the increase in wholesale loans, particularly in Peru (supported by the “Reactiva Plan” adopted in response to the COVID-19 pandemic), the increase in credit cards loans, in particular in Argentina, and increases in the retail portfolio (in each case, in local currency). See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―The COVID-19 Pandemic” in our 2020 Form 20-F for certain information on the impact of the COVID-19 pandemic in the region.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €36,874 million, a 2.1% increase compared with the €36,104 million recorded as of December 31, 2019, mainly as a result of increases in demand deposits due to the measures established by the respective central banks in the region in order to inject liquidity into their economies (as part of the funds provided thereunder have been invested as deposits), and the shift from consumption to savings due to the COVID-19 pandemic, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Off-balance sheet funds of this operating segment (which includes “Mutual funds” and “Pension funds”) as of December 31, 2020 amounted to €13,722 million, a 6.7% increase compared with the €12,864  million as of December 31, 2019, mainly due to the recovery in mutual funds, after the temporary outflow of resources due to market instability, during the second half of 2020, partially offset by the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

The non-performing loan ratio of this operating segment as of December 31, 2020 and 2019 stood at 4.4%. The non-performing loan ratio as of December 31, 2020 was positively affected by the temporary moratoria and other relief measures adopted to address the effects of the COVID-19 pandemic. This operating segment’s non-performing loan coverage ratio increased to 110% as of December 31, 2020, from 100% as of December 31, 2019, mainly due to an increase in the balance of provisions in Colombia and Peru in response to the COVID-19 pandemic.

Rest of Business

This operating segment includes the wholesale activity carried out by the Group in Europe, excluding Spain, and the United States through the New York branch, as well as the institutional business that the Group develops in the United States through its broker-dealer BBVA Securities Inc. It also includes the banking business developed through the five BBVA branches located in Asia (in Taipei, Tokyo, Hong Kong, Singapore and Shanghai).

Financial assets designated at fair value for this operating segment (which includes the following portfolios: “Financial assets held for trading”, “Non-trading financial assets mandatorily at fair value through profit or loss”, “Financial assets designated at fair value through profit or loss” and “Financial assets at fair value through other comprehensive income”) as of December 31, 2020 amounted to €1,470 million, an 84.7% increase compared with the €796  million recorded as of December 31, 2019, mainly due to increased activity of the New York branch, which led to an increase in “Financial assets held for trading”.

Financial assets at amortized cost of this operating segment as of December 31, 2020 amounted to €27,213 million, a 5.8% decrease compared with the €28,881  million recorded as of December 31, 2019. Within this heading, loans and advances to customers of this operating segment as of December 31, 2020 amounted to €24,015  million, an 8.1% decrease compared with the €26,143  million recorded as of December 31, 2019, mainly as a result of a reduction in loans to corporate clients.

Customer deposits at amortized cost of this operating segment as of December 31, 2020 amounted to €9,333 million, an 8.5% increase compared with the €8,603  million recorded as of December 31, 2019 mainly due to the increase in time  deposits in the New York branch.

Pension funds in this operating segment as of December 31, 2020 amounted to €569 million, a 13.8% increase compared with the €500 million recorded as of December 31, 2019, mainly due to increased sales of a multi-strategic product launched in 2019.

The non-performing loan ratio of this operating segment as of December 31, 2020 decreased to 1.0% from 1.2% as of December 31, 2019. This operating segment’s non-performing loan coverage ratio increased to 109% as of December 31, 2020, from 88% as of December 31, 2019, mainly due to the higher loss allowances made in response to the COVID-19 pandemic.

C.   Organizational Structure

There are no changes derived from the recast described in the introductory explanatory note.

D.   Property, Plants and Equipment

There are no changes derived from the recast described in the introductory explanatory note.

E.   Selected Statistical Information

There are no material changes derived from the recast described in the introductory explanatory note.

F.   Competition

There are no changes derived from the recast described in the introductory explanatory note.

G.   Cybersecurity and Fraud Management

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 5.      OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.   Operating Results

Except as described below, there are no material changes derived from the recast described in the introductory explanatory note.

Results of Operations by Operating Segment

The information contained in this section is presented under management criteria.

The tables set forth below show the income statement of our operating segments and Corporate Center for the years indicated. In addition, the income statement of our operating segments and Corporate Center is reconciled to the consolidated income statement of the Group. The “Adjustments” column in the tables for such years shows the differences between the Group income statement and the income statement calculated in accordance with management operating segment reporting criteria. In particular:

•           in 2020, such differences relate to the treatment of the net capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A. (which amounted to €304 million, net of taxes). In particular, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such net capital gain has been recorded under “Profit / (loss) from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”; and

•           in 2018, such differences relate to the treatment of the net capital gain resulting from the sale of our stake in BBVA Chile (which amounted to €633 million, net of taxes). For purposes of the Group income statement, such net capital gain was recorded under “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations”. In this section, information relating to our Corporate Center for 2018 has been presented under management criteria pursuant to which such net capital gain has been recorded under “Profit / (loss) from corporate operations, net”.

	For the Year Ended December 31, 2020
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,566	5,415	2,783	2,701	291	(164)	-	14,592
Net fees and commissions	1,802	1,061	510	483	332	(66)	-	4,123
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	174	423	227	407	171	144	-	1,546
Other operating income and expense, net (3)	25	126	53	(367)	45	22	-	(95)
Gross income	5,567	7,025	3,573	3,225	839	(63)	-	20,166
Administration costs	(2,580)	(2,033)	(880)	(1,219)	(446)	(642)	-	(7,799)
Depreciation and amortization	(460)	(312)	(150)	(154)	(20)	(194)	-	(1,288)
Net margin before provisions (4)	2,528	4,680	2,544	1,853	372	(898)	-	11,079
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,167)	(2,172)	(895)	(864)	(85)	4	-	(5,179)
Provisions or reversal of provisions and other results	(538)	(33)	(127)	(93)	(8)	(289)	435	(652)
Operating profit/ (loss) before tax	823	2,475	1,522	896	280	(1,183)	435	5,248
Tax expense or income related to profit or loss from continuing operations	(167)	(714)	(380)	(277)	(57)	268	(130)	(1,459)
Profit / (loss) from continuing operations	655	1,761	1,142	618	222	(915)	304	3,789
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net	-	-	-	-	-	(1,424)	(304)	(1,729)
Profit / (loss)	655	1,761	1,142	618	222	(2,339)	-	2,060
Profit / (loss) attributable to non-controlling interests	(3)	-	(579)	(173)	-	-	-	(756)
Profit / (loss) attributable to parent company	652	1,761	563	446	222	(2,339)	-	1,305

(1)  Relate to the treatment of the net capital gain derived from the sale of half plus one share of the company BBVA Allianz Seguros y Reaseguros, S.A. (see “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020” in our 2020 Form 20-F). In particular, information relating to our Corporate Center for 2020 has been presented under management criteria pursuant to which such net capital gain has been recorded under “Profit / (loss)  from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).

(2)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(3)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(4) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2019
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Group
	(In Millions of Euros)
Net interest income	3,585	6,209	2,814	3,196	236	(252)	15,789
Net fees and commissions	1,751	1,295	717	557	277	(95)	4,502
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	239	310	10	576	169	(17)	1,286
Other operating income and expense, net (2)	98	220	50	(479)	46	11	(55)
Gross income	5,674	8,034	3,590	3,850	728	(353)	21,522
Administration costs	(2,777)	(2,304)	(1,036)	(1,403)	(455)	(793)	(8,769)
Depreciation and amortization	(476)	(346)	(179)	(171)	(24)	(190)	(1,386)
Net margin before provisions (3)	2,420	5,383	2,375	2,276	249	(1,336)	11,368
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(138)	(1,698)	(906)	(777)	(34)	-	(3,552)
Provisions or reversal of provisions and other results	(386)	5	(128)	(103)	7	(163)	(769)
Operating profit/ (loss) before tax	1,896	3,690	1,341	1,396	222	(1,499)	7,046
Tax expense or income related to profit or loss from continuing operations	(458)	(992)	(312)	(368)	(39)	225	(1,943)
Profit from continuing operations	1,438	2,698	1,029	1,028	184	(1,275)	5,103
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net	-	-	-	-	-	(758)	(758)
Profit	1,438	2,698	1,029	1,028	184	(2,033)	4,345
Profit attributable to non-controlling interests	(3)	-	(524)	(307)	-	-	(833)
Profit attributable to parent company	1,436	2,698	506	721	184	(2,032)	3,512

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

(3) “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

	For the Year Ended December 31, 2018
	Spain	Mexico	Turkey	South America	Rest of Business	Corporate Center	Adjustments (1)	Group
	(In Millions of Euros)
Net interest income	3,636	5,568	3,135	3,009	224	(287)	-	15,285
Net fees and commissions	1,682	1,205	686	631	274	(75)	-	4,403
Net gains (losses) on financial assets and liabilities and exchange differences, net (2)	529	223	11	405	125	(144)	-	1,148
Other operating income and expense, net (3)	60	197	70	(344)	43	76	-	100
Gross income	5,906	7,193	3,901	3,701	666	(430)	-	20,936
Administration costs	(3,027)	(2,139)	(1,109)	(1,584)	(461)	(700)	-	(9,020)
Depreciation and amortization	(308)	(253)	(138)	(125)	(10)	(200)	-	(1,034)
Net margin before provisions (4)	2,572	4,800	2,654	1,992	195	(1,330)	-	10,883
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(304)	(1,555)	(1,202)	(638)	20	(2)	-	(3,681)
Provisions or reversal of provisions and other results	(410)	24	(8)	(65)	(8)	(35)	866	363
Operating profit/ (loss) before tax	1,859	3,269	1,444	1,288	207	(1,368)	866	7,565
Tax expense or income related to profit or loss from continuing operations	(406)	(901)	(293)	(469)	(57)	317	(233)	(2,042)
Profit from continuing operations excluding corporate operations	1,453	2,368	1,151	819	150	(1,051)	633	5,523
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net	-	-	-	-	-	1,337	(633)	704
Profit	1,453	2,368	1,151	819	150	(286)	-	6,227
Profit attributable to non-controlling interests	(3)	-	(585)	(241)	-	3	-	(827)
Profit attributable to parent company	1,450	2,367	567	578	150	289	-	5,400

(1)  Relate to the treatment of the net capital gain derived from the sale of our 68.19% stake in BBVA Chile. In particular, information relating to our Corporate Center for 2018 has been presented under management criteria pursuant to which such net capital gain has been recorded under “Profit / (loss)  from corporate operations, net”. However, for purposes of the Group income statement, the net capital gain from the sale of our stake in BBVA Chile has been recorded under the heading “Gains (losses) from non-current assets and disposal groups classified as held for sale not qualifying as discontinued operations” (which is included in “Provisions or reversal of provisions and other results” in the table above).

(2)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

 (3)  Includes “Dividend income”, “Share of profit or loss of entities accounted for using the equity method”, “Income/Expense on insurance and reinsurance contracts” and “Other operating income/expense”.

 (4)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Results of Operations by Operating Segment for 2020 Compared with 2019

SPAIN

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	3,566	3,585	(0.5)
Net fees and commissions	1,802	1,751	2.9
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	174	239	(27.2)
Other operating income and expense, net	(440)	(419)	4.9
Income and expense on insurance and reinsurance contracts	465	518	(10.1)
Gross income	5,567	5,674	(1.9)
Administration costs	(2,580)	(2,777)	(7.1)
Depreciation and amortization	(460)	(476)	(3.4)
Net margin before provisions (2)	2,528	2,420	4.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,167)	(138)	n.m. (3)
Provisions or reversal of provisions and other results	(538)	(386)	39.3
Operating profit/(loss) before tax	823	1,896	(56.6)
Tax expense or income related to profit or loss from continuing operations	(167)	(458)	(63.4)
Profit from continuing operations	655	1,438	(54.4)
Profit from corporate operations, net	-	-	-
Profit	655	1,438	(54.4)
Profit attributable to non-controlling interests	(3)	(3)	-
Profit attributable to parent company	652	1,436	(54.6)

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3) Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €3,566 million, a 0.5% decrease compared with the €3,585  million recorded for the year ended December 31, 2019, mainly as a result of the lower interest rates. The net interest margin over total average assets of this operating segment amounted to 0.88% for the year ended December 31, 2020, compared with 0.98% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €1,802 million, a 2.9% increase compared with the €1,751 million recorded for the year ended December 31, 2019, mainly due to the increase in fee and commission income from asset management activities.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 was a net gain of €174 million, a 27.2% decrease compared with the €239 million net gain recorded for the year ended December 31, 2019, mainly as a result of decreased sales in the Global Markets unit in Spain, partially offset by greater ALCO portfolio sales.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2020 amounted to €440 million, a 4.9% increase compared with the €419 million expense recorded for the year ended December 31, 2019, mainly due to the greater contributions made to the Deposit Guarantee Fund of Credit Institutions and to the ECB’s Single Resolution Fund.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €465 million, a 10.1% decrease compared with the €518 million recorded for the year ended December 31, 2019, mainly as a result of lower insurance activity related to insurance-savings products in Spain (through BBVA Seguros) and to a lesser extent, as a consequence of the sale agreement of the non-life portfolio (excluding health insurance) to Allianz in the fourth quarter of 2020. See “Item 4. Information on the Company—History and Development of the Company―Capital Divestitures—2020” in the 2020 Form 20-F.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €2,580 million, a 7.1% decrease compared with the €2,777 million recorded for the year ended December 31, 2019, mainly as a result of cost reduction plans and a decrease in certain general expenses driven by the lockdown derived from the COVID-19 pandemic.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €460 million, a 3.4% decrease compared with the €476 million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 amounted to a €1,167 million expense compared with the €138 million expense recorded for the year ended December 31, 2019, mainly as a result of the deterioration of macroeconomic conditions especially during the first half of 2020, caused by COVID-19 (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers from the leisure and transportation sectors)) and lower write-off recoveries. The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees granted by the Group to its customers (by which lower quality loans were replaced with higher quality loans). Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was positively affected by our sale of non-performing and in-default mortgage credits as part of the Anfora transaction in the third quarter of 2019 (see “Item 5. Operating and Financial Review and Prospects―Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement with Voyager Investing UK Limited Partnership (Anfora)” in our 2020 Form 20-F).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €538 million expense, a 39.3% increase compared with the €386 million expense recorded for the year ended December 31, 2019, mainly due to higher provisions for various purposes, including potential claims.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €823 million, a 56.6% decrease compared with the €1,896  million profit recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was an expense of €167 million, a 63.4% decrease  compared with the €458 million expense recorded for the year ended December 31, 2019 as a result of the lower operating profit recorded for the year ended December 31, 2020. Tax expense amounted to 20.3% of operating profit before tax for the year ended December 31, 2020 and 24.1% for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €652 million, a 54.6% decrease compared with the €1,436  million profit recorded for the year ended December 31, 2019.

MEXICO

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	5,415	6,209	(12.8)
Net fees and commissions	1,061	1,295	(18.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	423	310	36.4
Other operating income and expense, net	(236)	(259)	(9.0)
Income and expense on insurance and reinsurance contracts	362	479	(24.4)
Gross income	7,025	8,034	(12.6)
Administration costs	(2,033)	(2,304)	(11.8)
Depreciation and amortization	(312)	(346)	(9.9)
Net margin before provisions (2)	4,680	5,383	(13.1)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(2,172)	(1,698)	28.0
Provisions or reversal of provisions and other results	(33)	5	n.m. (3)
Operating profit/(loss) before tax	2,475	3,690	(32.9)
Tax expense or income related to profit or loss from continuing operations	(714)	(992)	(28.0)
Profit from continuing operations	1,761	2,698	(34.7)
Profit from corporate operations, net	-	-	-
Profit	1,761	2,698	(34.7)
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	1,761	2,698	(34.7)

(1)   Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

In the year ended December 31, 2020, the Mexican peso depreciated 12.1% against the euro in average terms compared with the year ended December 31, 2019, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2020 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €5,415 million, a 12.8% decrease compared with the €6,209 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro and the decrease in the interest reference rate by 300 basis points during 2020 in response to the COVID-19 pandemic crisis. At constant exchange rates, there was a 0.7% decrease. The net interest margin over total average assets of this operating segment amounted to 5.00% for the year ended December 31, 2020, compared with 5.91% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €1,061 million, a 18.1% decrease compared with the €1,295  million recorded for the year ended December 31, 2019, mainly due to the depreciation of the Mexican peso and, to a lesser extent, the decreased volume of transactions by credit card customers as a result of the restrictions on mobility adopted in response to the COVID-19 pandemic, which led to an increase in the volume of transactions through digital channels (which do not generate commissions for retail customers) and the temporary elimination or reduction of certain fees, such as point of sale fees. At a constant exchange rate, there was a 6.8% year-on-year decrease.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €423 million, a 36.4% increase compared with the €310 million gain recorded for the year ended December 31, 2019, mainly as a result of increased sales in the Global Markets unit in Mexico and securities’ sales within the ALCO portfolio, along with the positive impact of changes in exchange rates on foreign currency positions, offset in part by the depreciation of the Mexican peso against the euro.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2020 was a net expense of €236 million, a 9.0% decrease compared with the €259  million net expense recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Mexican peso against the euro, partially offset by greater contributions made to the Deposit Guarantee Fund as a result of increases in the volume of deposits (in local currency).

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €362 million, a 24.4% decrease compared with the €479 million net income recorded for the year ended December 31, 2019, due to a higher claims ratio and, to a lesser extent, the depreciation of the Mexican peso against the euro.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 were €2,033 million, an 11.8% decrease compared with the €2,304  million recorded for the year ended December 31, 2019, as a result of the depreciation of the Mexican peso. At a constant exchange rate, administration costs increased by 0.6%.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €312 million, a 9.9% decrease compared with the €346 million recorded for the year ended December 31, 2019 mainly due to the depreciation of the Mexican peso against the euro. At a constant exchange rate, depreciation and amortization increased by 2.7%.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 was a €2,172 million expense, a 28.0% increase compared with the €1,698 million expense recorded for the year ended December 31, 2019, mainly due to the macroeconomic deterioration especially in the first half of 2020, as a result of the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers). The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its customers and the depreciation of the Mexican peso.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €33 million expense compared with the €5 million income recorded for the year ended December 31, 2019, mainly due to higher provisions for contingent risks related to the COVID-19 pandemic.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €2,475 million, a 32.9% decrease compared with the €3,690  million of operating profit recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €714 million, a 28.0% decrease compared with the €992 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower operating profit before tax. The tax expense amounted to 28.8% of operating profit before tax for the year ended December 31, 2020, and 26.9% for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €1,761 million, a 34.7% decrease compared with the €2,698  million recorded for the year ended December 31, 2019.

TURKEY

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,783	2,814	(1.1)
Net fees and commissions	510	717	(28.8)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	227	10	n.m. (2)
Other operating income and expense, net	(11)	(10)	12.4
Income and expense on insurance and reinsurance contracts	64	60	8.1
Gross income	3,573	3,590	(0.5)
Administration costs	(880)	(1,036)	(15.1)
Depreciation and amortization	(150)	(179)	(16.4)
Net margin before provisions (3)	2,544	2,375	7.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(895)	(906)	(1.2)
Provisions or reversal of provisions and other results	(127)	(128)	(1.0)
Operating profit/(loss) before tax	1,522	1,341	13.5
Tax expense or income related to profit or loss from continuing operations	(380)	(312)	21.7
Profit from continuing operations	1,142	1,029	11.0
Profit from corporate operations, net	-	-	-
Profit	1,142	1,029	11.0
Profit attributable to non-controlling interests	(579)	(524)	10.6
Profit attributable to parent company	563	506	11.4

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

The Turkish lira depreciated 21.0% against the euro in average terms in the year ended December 31, 2020, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2020 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €2,783 million, a 1.1% decrease compared with the €2,814 million recorded for the year ended December 31, 2019 as a result of the depreciation of the Turkish lira against the euro. At a constant exchange rate, there was a 25.2% increase in net interest income, mainly as a result of the higher customer spreads in Turkish lira-denominated loans and higher loan volumes. The net interest margin over total average assets of this operating segment amounted to 4.53% for the year ended December 31, 2020, compared with 4.26% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €510 million, a 28.8% decrease compared with the €717 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Turkish lira and, to a lesser extent, a reduction in the commissions charged to customers and the impact of the COVID-19 pandemic on the volume of transactions.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 amounted to €227 million gain, compared with the €10 million gain recorded for the year ended December 31, 2019, mainly due to the results generated by trading transactions and the positive impact of changes in exchange rates on foreign currency positions, offset in part by the depreciation of the Turkish lira.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2020 was a €11 million expense compared with the €10 million of net expense recorded for the year ended December 31, 2019.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €64 million, an 8.1% increase compared with the €60 million income recorded for the year ended December 31, 2019, mainly as a result of higher sales in the insurance business, partially offset by the depreciation of the Turkish lira.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €880 million, a 15.1% decrease compared with the €1,036 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the Turkish lira against the euro, partially offset by the increase in certain general expenses. At a constant exchange rate, administration costs increased by 7.5%, which was below Turkey’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €150 million, a 16.4% decrease compared with the €179 million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 was a €895 million expense, a 1.2% decrease compared with the €906 million expense recorded for the year ended December 31, 2019, mainly due to the depreciation of the Turkish lira against the euro and the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its customers, partially offset by the impact of the macroeconomic deterioration as a result of the negative effects of the COVID-19 pandemic (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers), and to certain allowances for loan losses for specific commercial portfolio customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €127 million expense compared with the €128 million expense recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €1,522 million, a 13.5% increase compared with the €1,341 million recorded for the year ended December 31, 2019. At a constant exchange rate, operating profit increased by 43.7%.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €380 million, a 21.7% increase compared with the €312 million expense recorded for the year ended December 31, 2019, mainly as a result of the higher operating profit before tax. The effective tax rate amounted to 24.9% of the operating profit before tax for the year ended December 31, 2020, and 23.3% for the year ended December 31, 2019.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2020 amounted to €579 million, a 10.6% increase compared with the €524 million recorded for the year ended December 31, 2019.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €563 million, an 11.4% increase compared with the €506 million recorded for the year ended December 31, 2019.

SOUTH AMERICA

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	2,701	3,196	(15.5)
Net fees and commissions	483	557	(13.1)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	407	576	(29.3)
Other operating income and expense, net	(459)	(580)	(20.8)
Income and expense on insurance and reinsurance contracts	92	101	(8.8)
Gross income	3,225	3,850	(16.2)
Administration costs	(1,219)	(1,403)	(13.1)
Depreciation and amortization	(154)	(171)	(10.3)
Net margin before provisions (2)	1,853	2,276	(18.6)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(864)	(777)	11.3
Provisions or reversal of provisions and other results	(93)	(103)	(10.2)
Operating profit/(loss) before tax	896	1,396	(35.8)
Tax expense or income related to profit or loss from continuing operations	(277)	(368)	(24.5)
Profit from continuing operations	618	1,028	(39.9)
Profit from corporate operations, net	-	-	-
Profit	618	1,028	(39.9)
Profit attributable to non-controlling interests	(173)	(307)	(43.7)
Profit attributable to parent company	446	721	(38.3)

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2020, the Argentine peso, the Colombian peso and the Peruvian sol depreciated by 34.8% (considering the period-end exchange rates), 12.9% and 6.5%, respectively, against the euro in average terms, compared with the year ended December 31, 2019. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2020 and in the results of operations of the South America operating segment for such period expressed in euros. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in our 2020 Form 20-F.

As of December 31, 2020 and 2019 and for the years then ended, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies—Hyperinflationary economies” in our 2020 Form 20-F).

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €2,701 million, a 15.5% decrease compared with the €3,196 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates against the euro. At constant exchange rates, there was a 0.9% increase. The net interest margin over total average assets of this operating segment amounted to 4.84% for the year ended December 31, 2020, compared with 5.71% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €483 million, a 13.1% decrease compared with the €557 million recorded for the year ended December 31, 2019,  mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At a constant exchange rate, there was a 0.6% increase.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €407 million, a 29.3% decrease compared with the €576 million gain recorded for the year ended December 31, 2019, mainly due to the negative impact of changes in exchange rates on foreign currency positions and the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro, partially offset by the increased valuation of the BBVA Group’s stake in Prisma Medios de Pago, S.A. in Argentina. Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 was positively affected by the sale of the stake BBVA Argentina had in Prisma Medios de Pago S.A. in the first quarter of 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2020 was €459 million, a 20.8% decrease compared with the €580 million expense recorded for the year ended December 31, 2019, mainly driven by the adjustment for hyperinflation in Argentina and, to a lesser extent, the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2020 was €92 million, an 8.8% decrease compared with the €101 million net income recorded for the year ended December 31, 2019 as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At constant exchange rates, there was a 16.9% increase mainly explained by the increase in income related to life insurance in Colombia.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €1,219 million, a 13.1% decrease compared with the €1,403 million recorded for the year ended December 31, 2019, mainly as a result of the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro. At constant exchange rates, there was a 3.0% increase.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €154 million, a 10.3% decrease compared with the €171 million recorded for the year ended December 31, 2019, mainly due to the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 was a €864 million expense, an 11.3% increase compared with the €777 million expense recorded for the year ended December 31, 2019, mainly due to the deterioration in the macroeconomic scenario especially during the first half of 2020, caused by the impact of COVID-19 (which led to significant credit quality deterioration in the portfolio of financial assets measured at amortized cost (mainly loans and advances to customers)), in particular in Peru and Colombia. The increase was partially offset by the effect of payment deferrals and financing backed by public guarantees (by which lower quality loans were replaced with higher quality loans) granted by the Group to its customers and the depreciation of the currencies of the main countries where the BBVA Group operates within this operating segment against the euro and reversals in Argentina mainly driven by a CPI increase in the last quarter of 2020.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €93 million expense, compared with the €103 million expense recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €896 million, a 35.8% decrease compared with the €1,396 million recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €277 million, a 24.5% decrease compared with the €368 million expense recorded for the year ended December 31, 2019, mainly as a result of the lower operating profit before tax. The effective tax rate amounted to 31.0% of operating profit before tax for the year ended December 31, 2020, and 26.3% for the year ended December 31, 2019, mainly driven by the increase in the applicable tax rate in Colombia, from 33% to 36%.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2020 amounted to €173 million, a 43.7% decrease compared with the €307 million recorded for the year ended December 31, 2019, due to the lower operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €446 million, a 38.3% decrease compared with the €721 million recorded for the year ended December 31, 2019.

REST OF BUSINESS

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	291	236	23.2
Net fees and commissions	332	277	19.6
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	171	169	1.3
Other operating income and expense, net	39	41	(2.6)
Income and expense on insurance and reinsurance contracts	6	5	2.6
Gross income	839	728	15.2
Administration costs	(446)	(455)	(2.0)
Depreciation and amortization	(20)	(24)	(13.8)
Net margin before provisions (2)	372	249	49.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(85)	(34)	150.3
Provisions or reversal of provisions and other results	(8)	7	n.m. (3)
Operating profit/(loss) before tax	280	222	25.8
Tax expense or income related to profit or loss from continuing operations	(57)	(39)	48.7
Profit from continuing operations	222	184	21.0
Profit from corporate operations, net	-	-	-
Profit	222	184	21.0
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	222	184	21.0

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2020 amounted to €291 million, a 23.2% increase compared with the €236  million recorded for the year ended December 31, 2019 mainly due to increased transactional banking and investment activity in Asia, in particular during the last quarter of 2020, and increased activity of the New York branch. The net interest margin over total average assets of this operating segment amounted to 0.80% for the year ended December 31, 2020 compared with 0.81% for the year ended December 31, 2019.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2020 amounted to €332 million, a 19.6% increase compared with the €277  million recorded for the year ended December 31, 2019 mainly due to increased transactional banking and investment activity, in particular during the last quarter of 2020.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2020 were €171 million, a 1.3% increase compared with the €169  million net gain recorded for the year ended December 31, 2019.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2020 amounted to €446 million, a 2.0% decrease compared with the €455 million recorded for the year ended December 31, 2019.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €20 million, compared with the €24  million recorded for the year ended December 31, 2019.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2020 amounted to an expense of €85 million compared with the €34 million expense recorded for the year ended December 31, 2019 mainly as result of higher loan loss allowances for certain specific wholesale customers.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2020 were a €8 million expense compared with the €7  million income recorded for the year ended December 31, 2019.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2020 was €280 million, a 25.8% increase compared with the €222  million recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2020 was €57 million, a 48.7% increase compared with the €39 million expense recorded for the year ended December 31, 2019, mainly as a result of the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2020 amounted to €222 million, a 21.0% increase compared with the €184  million recorded for the year ended December 31, 2019.

CORPORATE CENTER

	For the Year Ended December 31,
	2020	2019	Change
	(In Millions of Euros)		(In %)
Net interest income	(164)	(252)	(34.9)
Net fees and commissions	(66)	(95)	(30.8)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	144	(17)	n.m. (2)
Other operating income and expense, net	39	31	27.5
Income and expense on insurance and reinsurance contracts	(17)	(20)	(15.7)
Gross income	(63)	(353)	(82.2)
Administration costs	(642)	(793)	(19.0)
Depreciation and amortization	(194)	(190)	1.9
Net margin before provisions (3)	(898)	(1,336)	(32.8)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	4	-	n.m. (2)
Provisions or reversal of provisions and other results	(289)	(163)	77.1
Operating profit/(loss) before tax	(1,183)	(1,499)	(21.1)
Tax expense or income related to profit or loss from continuing operations	268	225	19.1
Profit from continuing operations excluding corporate operations	(915)	(1,275)	(28.2)
Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net	(1,424)	(758)	87.9
Profit / (loss)	(2,339)	(2,033)	15.1
Profit / (loss) attributable to non-controlling interests	-	-	-
Profit / (loss) attributable to parent company	(2,339)	(2,032)	15.1

(1)  Includes “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Not meaningful.

(3)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

Net interest income / (expense)

Net interest expense of the Corporate Center for the year ended December 31, 2020 was €164 million, a 34.9% decrease compared with the €252 million net expense recorded for the year ended December 31, 2019, mainly due to the lower funding costs as a result of the reductions in reference interest rates.

Net fees and commissions

Net fees and commissions of the Corporate Center for the year ended December 31, 2020 was an expense of €66 million, a 30.8% decrease compared with the €95  million expense recorded for the year ended December 31, 2019.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2020 were €144 million, compared with the €17 million net losses recorded for the year ended December 31, 2019, mainly as a result of the positive impact of changes in exchange rates on foreign currency positions and, to a lesser extent, the gains of the venture capital fund Propel Venture Partners.

Other operating income and expense, net

Other net operating income of the Corporate Center for the year ended December 31, 2020 was €39 million compared with the €31 million of net income recorded for the year ended December 31, 2019.

Administration costs

Administration costs of the Corporate Center for the year ended December 31, 2020 amounted to €642 million, a 19.0% decrease compared with the €793  million recorded for the year ended December 31, 2019, mainly as a result of the decrease in personnel expense and in certain other general expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2020 was €194 million compared with the €190 million recorded for the year ended December 31, 2019.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2020 were a €289 million expense, a 77.1% increase compared with the €163 million expense recorded for the year ended December 31, 2019, mainly as a result of the decrease in the value of certain stakes held by BBVA.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2020 was €1,183 million compared with the €1,499  million loss recorded for the year ended December 31, 2019.

Tax expense or income related to profit or loss from continuing operations

Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2020 amounted to €268 million, a 19.1% increase compared with the €225  million income recorded for the year ended December 31, 2019.

Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net

Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations for the year ended December 31, 2020 amounted to €1,424 million loss compared with the €758 million loss recorded for the year ended December 31, 2019, mainly due to the year-on-year increase in the loss recognized by the Group from the companies held for sale in the United States. Such increase was mainly the result of the goodwill impairment losses recognized in the United States CGU.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit / (loss) attributable to parent company of the Corporate Center for the year ended December 31, 2020 was a loss of €2,339  million, compared with the €2,032  million loss recorded for the year ended December 31, 2019.

Results of Operations by Operating Segment for 2019 Compared with 2018

SPAIN

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	3,585	3,636	(1.4)
Net fees and commissions	1,751	1,682	4.1
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	239	529	(54.9)
Other operating income and expense, net	(419)	(425)	(1.4)
Income and expense on insurance and reinsurance contracts	518	485	6.8
Gross income	5,674	5,906	(3.9)
Administration costs	(2,777)	(3,027)	(8.2)
Depreciation and amortization	(476)	(308)	54.8
Net margin before provisions (2)	2,420	2,572	(5.9)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(138)	(304)	(54.6)
Provisions or reversal of provisions and other results	(386)	(410)	(5.7)
Operating profit/(loss) before tax	1,896	1,859	2.0
Tax expense or income related to profit or loss from continuing operations	(458)	(406)	12.8
Profit from continuing operations	1,438	1,453	(1.0)
Profit from corporate operations, net	-	-	-
Profit	1,438	1,453	(1.0)
Profit attributable to non-controlling interests	(3)	(3)	-
Profit attributable to parent company	1,436	1,450	(1.0)

 (1)  Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   Calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

On October 10, 2018, after obtaining all the required authorizations, BBVA completed the transfer of an important part of the real estate business of BBVA in Spain to Divarian and the sale of an 80% stake in Divarian to Promontoria Marina, S.L.U., a company managed by Cerberus Capital Management, L.P. Additionally, on December 21, 2018, the Group sold its 25.24% stake in Testa Residencial SOCIMI, S.A. for €478 million. Moreover, on December 21, 2018, BBVA reached an agreement with Voyager (Anfora), for the transfer by us of a portfolio of credit rights which was mainly composed of non-performing and in-default mortgage credits. The transaction was completed during the third quarter of 2019. The completion of these transactions has affected the comparability of year-on-year results for this operating segment. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition” in our 2020 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €3,585 million, a 1.4% decrease compared with the €3,636  million recorded for the year ended December 31, 2018, mainly as a result of the lower contribution from the ALCO portfolio. The net interest margin over total average assets of this operating segment amounted to 0.98% for the year ended December 31, 2019, compared with 1.02% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €1,751 million, a 4.1% increase compared with the €1,682 million recorded for the year ended December 31, 2018, mainly due to the increase of corporate banking transactions and the positive performance of asset management activities.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 was a net gain of €239 million, a 54.9% decrease compared with the €529 million net gain recorded for the year ended December 31, 2018, mainly as a result of uneven market conditions and lower portfolio sales in 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2019 amounted to €419 million, a 1.4% decrease compared with the €425 million expense recorded for the year ended December 31, 2018.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €518 million, a 6.8% increase compared with the €485 million recorded for the year ended December 31, 2018, mainly as a result of higher premiums collected and a lower claims ratio, partially offset by the lower insurance activity related to insurance-savings products (through BBVA Seguros).

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €2,777 million, an 8.2% decrease compared with the €3,027 million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense due to the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €476 million, a 54.8% increase compared with the €308 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 amounted to an expense of €138 million, a 54.6% decrease compared with the €304  million expense recorded for the year ended December 31, 2018, mainly as a result of the sale of non-performing and in-default mortgage credits and to lower loan loss provisions of real estate developer loans previously allocated to the former Non-Core Real Estate operating segment following the Anfora transaction (see “Item 5. Operating and Financial Review and Prospects―Operating Results—Factors Affecting the Comparability of our Results of Operations and Financial Condition—Agreement with Voyager Investing UK Limited Partnership (Anfora)” in our 2020 Form 20-F).

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €386 million expense, a 5.7% decrease compared with the €410 million expense recorded for the year ended December 31, 2018, mainly due to lower real estate related costs and other results, partially offset by higher pension and pre-early retirement provisions.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,896 million, a 2.0% increase compared with the €1,859  million recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was an expense of €458 million, a 12.8% increase compared with the €406  million expense recorded for the year ended December 31, 2018. The year-on-year variation was mainly attributable to the higher dividends and capital gains exempt from taxation in 2018 (which included those recognized in the 2017 tax declaration presented in July 2018) and the higher operating profit before tax. Tax expense amounted to 24.1% of operating profit before tax for the year ended December 31, 2019 and 21.8% for the year ended December 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €1,436 million, a 1.0% decrease compared with the €1,450 million recorded for the year ended December 31, 2018.

 MEXICO

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	6,209	5,568	11.5
Net fees and commissions	1,295	1,205	7.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	310	223	38.7
Other operating income and expense, net	(259)	(236)	9.7
Income and expense on insurance and reinsurance contracts	479	433	10.6
Gross income	8,034	7,193	11.7
Administration costs	(2,304)	(2,139)	7.7
Depreciation and amortization	(346)	(253)	36.7
Net margin before provisions (2)	5,383	4,800	12.1
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(1,698)	(1,555)	9.2
Provisions or reversal of provisions and other results	5	24	(80.4)
Operating profit/(loss) before tax	3,690	3,269	12.9
Tax expense or income related to profit or loss from continuing operations	(992)	(901)	10.0
Profit from continuing operations	2,698	2,368	14.0
Profit from corporate operations, net	-	-	-
Profit	2,698	2,368	14.0
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	2,698	2,367	14.0

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2019, the Mexican peso appreciated 5.3% against the euro in average terms compared with the year ended December 31, 2018, resulting in a positive exchange rate effect on our consolidated income statement for the year ended December 31, 2019 and in the results of operations of the Mexico operating segment for such period expressed in euros. See “Item  5. Operating and Financial Review and Prospects―Operating Results ―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2020 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €6,209 million, an 11.5% increase compared with the €5,568 million recorded for the year ended December 31, 2018, mainly as a result of increases in the volume of interest-earning assets in the retail portfolio and volumes and yields in the wholesale portfolio and, to a lesser extent, the appreciation of the Mexican peso against the euro. In particular, net interest income benefited from the increase in the average volume of loans and advances to customers, particularly to enterprises and households. The increase was partially offset by greater funding costs. The net interest margin over total average assets of this operating segment amounted to 5.91% for the year ended December 31, 2019, compared with 5.82% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €1,295 million, a 7.5% increase compared with the €1,205 million recorded for the year ended December 31, 2018, mainly as a result of the increased use of credit and debit cards, as a result of the increased level of transactions during the period, and the appreciation of the Mexican peso, partially offset by the increase in commissions paid to other financial institutions in connection with the increased use of credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €310 million, a 38.7% increase compared with the €223 million gain recorded for the year ended December 31, 2018, mainly as a result of higher income from the ALCO portfolio and higher securities sales, partially offset by the Global Markets unit’s performance during the period and the appreciation of the Mexican peso against the euro.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2019 was a net expense of €259 million, a 9.7% increase compared with the €236 million net expense recorded for the year ended December 31, 2018, mainly as a result of the higher contribution to the Deposit Guarantee Fund and the appreciation of the Mexican peso.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €479 million, a 10.6% increase compared with the €433 million net income recorded for the year ended December 31, 2018, mainly as a result of the positive performance of savings products and the appreciation of the Mexican peso.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 were €2,304 million, a 7.7% increase compared with the €2,139 million recorded for the year ended December 31, 2018, mainly as a result of the increase in digital infrastructure costs, the increase in the contribution to the BBVA Mexico’s foundation and the appreciation of the Mexican peso, partially offset by the lower rent expense, due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”. At a constant exchange rate, administration costs increased by 2.0%. Such increase was below Mexico’s inflation rate for the period.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €346 million, a 36.7% increase compared with the €253 million recorded for the year ended December 31, 2018 mainly as a result of the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”, and the appreciation of the Mexican peso.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €1,698 million expense, a 9.2% increase compared with the €1,555 million expense recorded for the year ended December 31, 2018. At a constant exchange rate, there was a 3.6% increase in allowances for loan losses driven by the operation of the contagion rules for retail exposures (‘pulling effect’) in the amortized cost portfolio. In addition, the deterioration of macroeconomic conditions and the change in the parameters used to estimate loan loss allowances for the retail portfolio have adversely affected the year-on-year comparison.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 amounted to €5 million of income compared with the €24 million income recorded for the year ended December 31, 2018. During 2018, other income was recognized from the sale of the stake that BBVA Mexico held in certain real estate developments.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €3,690 million, a 12.9% increase compared with the €3,269 million of operating profit recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €992 million, a 10.0% increase compared with the €901 million expense recorded for the year ended December 31, 2018, mainly as a result of the higher operating profit before tax. The tax expense amounted to 26.9% of operating profit before tax for the year ended December 31, 2019, and 27.6% for the year ended December 31, 2018.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €2,698 million, a 14.0% increase compared with the €2,367 million recorded for the year ended December 31, 2018.

TURKEY

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	2,814	3,135	(10.2)
Net fees and commissions	717	686	4.5
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	10	11	(11.7)
Other operating income and expense, net	(10)	23	n.m. (3)
Income and expense on insurance and reinsurance contracts	60	46	28.7
Gross income	3,590	3,901	(8.0)
Administration costs	(1,036)	(1,109)	(6.6)
Depreciation and amortization	(179)	(138)	29.3
Net margin before provisions (2)	2,375	2,654	(10.5)
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(906)	(1,202)	(24.6)
Provisions or reversal of provisions and other results	(128)	(8)	n.m. (3)
Operating profit/(loss) before tax	1,341	1,444	(7.1)
Tax expense or income related to profit or loss from continuing operations	(312)	(293)	6.5
Profit from continuing operations	1,029	1,151	(10.6)
Profit from corporate operations, net	-	-	-
Profit	1,029	1,151	(10.6)
Profit attributable to non-controlling interests	(524)	(585)	(10.4)
Profit attributable to parent company	506	567	(10.7)

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)  “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

The Turkish lira depreciated 10.3% against the euro in average terms in the year ended December 31, 2019, resulting in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2019 and in the results of operations of the Turkey operating segment for such period expressed in euros. See “ Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2020 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €2,814 million, a 10.2% decrease compared with the €3,135 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira. At a constant exchange rate, there was a 0.1% increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 4.26% for the year ended December 31, 2019, compared with 4.35% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €717 million, a 4.5% increase compared with the €686 million recorded for the year ended December 31, 2018, mainly as a result of the positive performance of payment instruments and cash transfers, partially offset by the depreciation of the Turkish lira and the increase in commissions paid to other financial institutions in connection with the increased use of credit and debit cards.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 amounted to €10 million, compared with the €11 million gain recorded for the year ended December 31, 2018, mainly as a result of the lower gains from derivatives and the Global Markets unit’s transactions due to uneven market conditions, which were partially offset by the positive impact of changes in foreign exchange rates on foreign currency positions.

Other operating income and expense, net

Other operating income and expense, net of this operating segment for the year ended December 31, 2019 was a €10 million expense compared with the €23 million of net income recorded for the year ended December 31, 2018 mainly as a result of the higher contribution to the Deposit Guarantee Fund due to a modification in local regulations.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €60 million a 28.7% increase compared with the €46 million income recorded for the year ended December 31, 2018, mainly as a result of higher sales in the insurance business.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €1,036 million, a 6.6% decrease compared with the €1,109 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira and, to a lesser extent, the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”. At a constant exchange rate, administration costs increased by 4.2%, which was below Turkey’s inflation rate for the period, mainly as a result of higher technology and professional services expenses.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €179 million, a 29.3% increase compared with the €138 million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €906 million expense, a 24.6% decrease compared with the €1,202 million expense recorded for the year ended December 31, 2018, mainly as a result of lower impairments due to the improved macroeconomic prospects and the depreciation of the Turkish Lira.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €128 million expense compared with the €8 million expense recorded for the year ended December 31, 2018, mainly due to the increase in provisions for loan commitments and guarantees given in Turkey.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,341 million, a 7.1% decrease compared with the €1,444 million recorded for the year ended December 31, 2018. At a constant exchange rate, operating profit increased by 3.5%.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €312 million, a 6.5% increase compared with the €293 million expense recorded for the year ended December 31, 2018, mainly as a result of the change in the tax rate applicable to the deferred tax assets. The effective tax rate amounted to 23.3% of the operating profit before tax for the year ended December 31, 2019, and 20.3% for the year ended December 31, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2019 amounted to €524 million, a 10.4% decrease compared with the €585 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira against the euro.

Profit attributable to parent company

Profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €506 million, a 10.7% decrease compared with the €567 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Turkish lira against the euro.

SOUTH AMERICA

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	3,196	3,009	6.2
Net fees and commissions	557	631	(11.9)
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	576	405	42.3
Other operating income and expense, net	(580)	(454)	27.7
Income and expense on insurance and reinsurance contracts	101	110	(8.1)
Gross income	3,850	3,701	4.0
Administration costs	(1,403)	(1,584)	(11.4)
Depreciation and amortization	(171)	(125)	36.7
Net margin before provisions (2)	2,276	1,992	14.3
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(777)	(638)	21.7
Provisions or reversal of provisions and other results	(103)	(65)	57.8
Operating profit/(loss) before tax	1,396	1,288	8.3
Tax expense or income related to profit or loss from continuing operations	(368)	(469)	(21.6)
Profit from continuing operations	1,028	819	25.5
Profit from corporate operations, net	-	-	-
Profit	1,028	819	25.5
Profit attributable to non-controlling interests	(307)	(241)	27.1
Profit attributable to parent company	721	578	24.8

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

In the year ended December 31, 2019, the Argentine peso and the Colombian peso depreciated by 35.7% and 5.2%, respectively, against the euro in average terms, compared with the year ended December 31, 2018. On the other hand, the Peruvian sol appreciated by 3.9% against the euro in average terms. Overall, changes in exchange rates resulted in a negative exchange rate effect on our consolidated income statement for the year ended December 31, 2019 and in the results of operations of the South America operating segment for such period expressed in euros. See “ Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Trends in Exchange Rates” in the 2020 Form 20-F.

As of December 31, 2019 and 2018 and for the years then ended, the Argentine and Venezuelan economies were considered to be hyperinflationary as defined by IAS 29 (see “Presentation of Financial Information—Changes in Accounting Policies―Hyperinflationary economies” in the 2020 Form 20-F).

In addition, on July 6, 2018 we completed the sale of our 68.19% stake in BBVA Chile. See “Item 5. Operating and Financial Review and Prospects―Operating Results―Factors Affecting the Comparability of our Results of Operations and Financial Condition―Sale of BBVA Chile” in the 2020 Form 20-F.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €3,196 million, a 6.2% increase compared with the €3,009 million recorded for the year ended December 31, 2018, mainly as a result of the growth in the yield on interest-earning assets, particularly in Argentina, and the increase in the average volume of interest-earning assets in retail and corporate banking, mainly in Peru. Additionally, the average volume of consumer and mortgage loans in Colombia increased during 2019. These effects were partially offset by the depreciation of the Argentine peso against the euro. At constant exchange rates, there was a 10.5% year-on-year increase in net interest income. The net interest margin over total average assets of this operating segment amounted to 5.71% for the year ended December 31, 2019, compared with 4.65% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €557 million, an 11.9% decrease compared with the €631 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of  the Argentine peso. At a constant exchange rate, there was a 6.9% decrease mainly due to the sale of our stake in BBVA Chile.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €576 million, a 42.3% increase compared with the €405 million gain recorded for the year ended December 31, 2018. At a constant exchange rate, there was a 48.6% increase, mainly as a result of increased foreign-currency transactions in Argentina and Peru and the sale of BBVA’s 51% stake in Prisma Medios de Pago, S.A. in Argentina. Additionally, the remaining stake held by BBVA in this entity increased its value during 2019.

Other operating income and expense, net

Other net operating expense of this operating segment for the year ended December 31, 2019 was €580 million, a 27.7% increase compared with the €454 million expense recorded for the year ended December 31, 2018, mainly driven by certain non-income taxes which were previously accounted for under “Administration costs” in Argentina.

Income and expense on insurance and reinsurance contracts

Net income on insurance and reinsurance contracts of this operating segment for the year ended December 31, 2019 was €101 million, an 8.1% decrease compared with the €110 million net income recorded for the year ended December 31, 2018. The year-on-year variation was mainly attributable to the depreciation of the Argentine peso against the euro in 2019 and the sale of the insurance business in Chile in 2018. At constant exchange rates, there was a 10.6% increase mainly explained by the positive performance in Argentina and Colombia.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €1,403 million, an 11.4% decrease compared with the €1,584 million recorded for the year ended December 31, 2018, mainly as a result of the depreciation of the Argentine peso and the Colombian peso, the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use  assets under the heading “Depreciation and amortization”, and the reclassification of certain non-income taxes to the heading “Other operating income and expense, net” in Argentina, which more than offset the impact of the high inflation registered in certain countries in the region. At constant exchange rates, there was a 4.2% decrease.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €171 million, a 36.7% increase compared with the €125 million recorded for the year ended December 31, 2018 mainly as a result of the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”, and higher expense related to software in Peru.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 was a €777 million expense, a 21.7% increase compared with the €638 million expense recorded for the year ended December 31, 2018, mainly as a result of the credit quality deterioration in the portfolio measured at amortized cost, in particular in Peru, Colombia and Argentina, and the deterioration of macroeconomic conditions, partially offset by the depreciation of the Argentine peso and the Colombian peso against the euro.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €103 million expense, a 57.8% increase compared with the €65 million expense recorded for the year ended December 31, 2018, mainly as a result of the increase in provisions for various purposes, particularly in Argentina.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €1,396 million, an 8.3% increase compared with the €1,288 million recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €368 million, a 21.6% decrease compared with the €469 million expense recorded for the year ended December 31, 2018, as a result in part of the recognition of the income tax deduction related to inflation in Argentina in 2019. Additionally, the tax expense related to the sale of BBVA Chile was recognized in 2018. Consequently, the effective tax rate amounted to 26.3% of operating profit before tax for the year ended December 31, 2019, and 36.4% for the year ended December 31, 2018.

Profit attributable to non-controlling interests

Profit attributable to non-controlling interests of this operating segment for the year ended December 31, 2019 amounted to €307 million, a 27.1% increase compared with the €241 million recorded for the year ended December 31, 2018, mainly due to the higher operating profit before tax.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €721 million, a 24.8% increase compared with the €578 million recorded for the year ended December 31, 2018.

REST OF BUSINESS

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	236	224	5.3
Net fees and commissions	277	274	1.2
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	169	125	35.2
Other operating income and expense, net	41	43	(5.0)
Income and expense on insurance and reinsurance contracts	5	-	n.m. (3)
Gross income	728	666	9.4
Administration costs	(455)	(461)	(1.3)
Depreciation and amortization	(24)	(10)	137.9
Net margin before provisions (2)	249	195	28.2
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	(34)	20	n.m. (3)
Provisions or reversal of provisions and other results	7	(8)	n.m. (3)
Operating profit/(loss) before tax	222	207	7.5
Tax expense or income related to profit or loss from continuing operations	(39)	(57)	(32.3)
Profit from continuing operations	184	150	22.7
Profit from corporate operations, net	-	-	-
Profit	184	150	22.7
Profit attributable to non-controlling interests	-	-	-
Profit attributable to parent company	184	150	22.7

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

Net interest income

Net interest income of this operating segment for the year ended December 31, 2019 amounted to €236 million, a 5.3% increase compared with the €224 million recorded for the year ended December 31, 2018, mainly due to increased activity in the New York branch. The net interest margin over total average assets of this operating segment amounted to 0.81% for the year ended December 31, 2019 compared with 0.84% for the year ended December 31, 2018.

Net fees and commissions

Net fees and commissions of this operating segment for the year ended December 31, 2019 amounted to €277 million, a 1.2% increase compared with the €274  million recorded for the year ended December 31, 2018.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net gains on financial assets and liabilities and exchange differences of this operating segment for the year ended December 31, 2019 were €169 million, a 35.2% increase compared with the €125  million net gain recorded for the year ended December 31, 2018, due mainly to increased commercial activity in the Global Market’s unit.

Other operating income and expense, net

Other net operating income of this operating segment for the year ended December 31, 2019 was €41 million, a 5.0% decrease compared with the €43 million net operating income recorded for the year ended December 31, 2018.

Administration costs

Administration costs of this operating segment for the year ended December 31, 2019 amounted to €455 million, a 1.3% decrease compared with the €461  million recorded for the year ended December 31, 2018, mainly as a result of the lower rent expense due to the implementation of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €24 million, compared with the €10  million recorded for the year ended December 31, 2018, mainly as a result of the implementation of IFRS 16 on January 1, 2019, which had the effect of accounting for the amortization of right-to-use assets under the heading “Right-of-use assets”.

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification

Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification of this operating segment for the year ended December 31, 2019 amounted to a €34 million expense compared with the €20 million of income recorded for the year ended December 31, 2018, mainly due to the credit quality deterioration in the portfolio measured at amortized cost in the New York branch.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of this operating segment for the year ended December 31, 2019 were a €7 million income compared with the €8  million expense recorded for the year ended December 31, 2018, mainly due to the positive results of investment joint ventures and associates.

Operating profit / (loss) before tax

As a result of the foregoing, operating profit before tax of this operating segment for the year ended December 31, 2019 was €222 million, a 7.5% increase compared with the €207  million recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax expense related to profit from continuing operations of this operating segment for the year ended December 31, 2019 was €39 million, a 32.3% decrease compared with the €57 million expense recorded for the year ended December 31, 2018. The effective tax rate amounted to 17.4% of the operating profit before tax for the year ended December 31, 2019, and 27.6% for the year ended December 31, 2018, mainly as a result of the change in the tax rate applicable to the deferred tax assets.

Profit attributable to parent company

As a result of the foregoing, profit attributable to parent company of this operating segment for the year ended December 31, 2019 amounted to €184 million, a 22.7% increase compared with the €150 million recorded for the year ended December 31, 2018.

CORPORATE CENTER

	For the Year Ended December 31,
	2019	2018	Change
	(In Millions of Euros)		(In %)
Net interest income	(252)	(287)	(12.4)
Net fees and commissions	(95)	(75)	27.2
Net gains (losses) on financial assets and liabilities and exchange differences, net (1)	(17)	(144)	(88.0)
Other operating income and expense, net	31	95	(67.6)
Income and expense on insurance and reinsurance contracts	(20)	(19)	6.6
Gross income	(353)	(430)	(18.0)
Administration costs	(793)	(700)	13.3
Depreciation and amortization	(190)	(200)	(4.8)
Net margin before provisions (2)	(1,336)	(1,330)	0.5
Impairment or reversal of impairment on financial assets not measured at fair value through profit or loss or net gains by modification	-	(2)	n.m. (3)
Provisions or reversal of provisions and other results	(163)	(35)	n.m. (3)
Operating profit/(loss) before tax	(1,499)	(1,368)	9.6
Tax expense or income related to profit or loss from continuing operations	225	317	(29.0)
Profit / (loss) from continuing operations excluding corporate operations	(1,275)	(1,051)	21.3
Profit (loss) from discontinued operations/ Profit (loss) from corporate operations, net	(758)	1,337	n.m. (3)
Profit / (loss)	(2,033)	286	n.m. (3)
Profit attributable to non-controlling interests	-	3	n.m. (3)
Profit attributable to parent company	(2,032)	289	n.m. (3)

(1)   Comprises the following income statement line items contained in the Consolidated Financial Statements: “Gains (losses) on derecognition of financial assets and liabilities not measured at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities held for trading, net”, “Gains (losses) on non-trading financial assets mandatorily at fair value through profit or loss, net”, “Gains (losses) on financial assets and liabilities designated at fair value through profit or loss, net”, “Gains (losses) from hedge accounting, net” and “Exchange differences, net”.

(2)   “Net margin before provisions” is calculated as “Gross income” less “Administration costs” and “Depreciation and amortization”.

(3)   Not meaningful.

Net interest income / (expense)

Net interest expense of the Corporate Center for the year ended December 31, 2019 was €252 million, a 12.4% decrease compared with the €287 million net expense recorded for the year ended December 31, 2018, mainly due to lower funding costs.

Net fees and commissions

Net fees and commissions of the Corporate Center for the year ended December 31, 2019 was an expense of €95 million, a 27.2% increase compared with the €75  million expense recorded for the year ended December 31, 2018, mainly as a result of the higher fees and commissions paid related to the issuance and placement of contingent convertible bonds in 2019.

Net gains (losses) on financial assets and liabilities and exchange differences, net

Net losses on financial assets and liabilities and exchange differences of the Corporate Center for the year ended December 31, 2019 were €17 million, a 88.0% decrease compared with the €144 million net losses recorded for the year ended December 31, 2018, mainly as a result of updated valuations being made at current market values of certain investments.

Other operating income and expense, net

Other net operating income of the Corporate Center for the year ended December 31, 2019 was €31 million, compared with the €95 million of net income recorded for the year ended December 31, 2018, mainly as a result of the decreased dividends from Telefónica, S.A. (as it lowered its dividends from €0.4 per share to €0.2 per share) and the lower dividend income from investees accounted for under the equity method.

Administration costs

Administration costs of the Corporate Center for the year ended December 31, 2019 amounted to €793 million, a 13.3% increase compared with the €700  million recorded for the year ended December 31, 2018, mainly as a result of the increase in personnel expense, partially offset by the lower rent expense as a result of the entry into force of IFRS 16, which had the effect of accounting for the amortization of right-to-use assets under the heading “Depreciation and amortization”.

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2019 was €190 million, a 4.8% decrease compared with the €200 million recorded for the year ended December 31, 2018.

Provisions or reversal of provisions and other results

Provisions or reversal of provisions and other results of the Corporate Center for the year ended December 31, 2019 were a €163 million expense compared with the €35 million expense recorded for the year ended December 31, 2018, mainly due to the negative results of investment in joint ventures and associates.

Operating profit / (loss) before tax

As a result of the foregoing, operating loss before tax of the Corporate Center for the year ended December 31, 2019 was €1,499 million, a 9.6% increase compared with the €1,368  million loss recorded for the year ended December 31, 2018.

Tax expense or income related to profit or loss from continuing operations

Tax income related to profit or loss from continuing operations of the Corporate Center for the year ended December 31, 2019 amounted to €225 million, compared with the €317  million income recorded for the year ended December 31, 2018. Tax income related to profit or loss from continuing operations in 2019 was affected by the application of the amendment to IAS 12 in such year. In addition, tax income related to profit or loss from continuing operations in 2018 was affected by the recognition of the tax impact from the sale of BBVA’s stake in Chile in such year.

Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations, net

Profit / (loss) from discontinued operations/ Profit / (loss) from corporate operations  of the Corporate Center for the year ended December 31, 2019 was a loss of €758 million, due to the results of the companies held for sale in the United States, mainly due to the goodwill impairment losses recognized in the United States CGU, compared with the €1,337  million profit recorded for the year ended December 31, 2018, which related to the sale of our stakes in BBVA Chile and the results of the companies held for sale in the United States in 2018.

Profit / (loss) attributable to parent company

As a result of the foregoing, profit / (loss) attributable to parent company of the Corporate Center for the year ended December 31, 2019 was a loss of €2,032 million, compared with the €289 million profit recorded for the year ended December 31, 2018.

B.   Liquidity and Capital Resources

There are no changes derived from the recast described in the introductory explanatory note.

C.   Research and Development, Patents and Licenses, etc.

There are no changes derived from the recast described in the introductory explanatory note.

D.   Trend Information

There are no changes derived from the recast described in the introductory explanatory note.

E.   Off-Balance Sheet Arrangements

There are no material changes derived from the recast described in the introductory explanatory note.

F.   Tabular Disclosure of Contractual Obligations

There are no material changes derived from the recast described in the introductory explanatory note.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

There are no changes derived from the recast described in the introductory explanatory note.

 ITEM 7.      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 8.     FINANCIAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 9.       THE OFFER AND LISTING

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 10.      ADDITIONAL INFORMATION

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 There are no changes derived from the recast described in the introductory explanatory note.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

There are no changes derived from the recast described in the introductory explanatory note.

PART II

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 15.       CONTROLS AND PROCEDURES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16.       [RESERVED]

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16B.       CODE OF ETHICS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16E.        PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16F.        CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16G.         CORPORATE GOVERNANCE

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 16H.        MINE SAFETY DISCLOSURE

There are no changes derived from the recast described in the introductory explanatory note.

PART III

ITEM 17.        FINANCIAL STATEMENTS

There are no changes derived from the recast described in the introductory explanatory note.

ITEM 18.        FINANCIAL STATEMENTS

Please see exhibit 99.2 to this report on Form 6-K.

ITEM 19.         EXHIBITS

There are no changes derived from the recast described in the introductory explanatory note.